UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 1)
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Genetron Holdings Limited
(Name of the Issuer)

Genetron Holdings Limited
New Genetron Holding Limited
Genetron New Co Limited
Mr. Sizhen Wang
FHP Holdings Limited
SUPER SAIL, LLC
Genetron Discovery Holdings Limited
Tianjin Kangyue Business Management Partnership (Limited Partnership)
CICC Kangrui (No.1) Ningbo Equity Investment Fund Partnership (Limited Partnership)
CICC Healthcare Investment Fund, L.P.
Surrich International Company Limited
Wuxi Huihongyingkang Investment Partnership (Limited Partnership)
Wuxi Huizhisheng Enterprise Management Partnership (Limited Partnership)
CCB (Beijing) Investment Fund Management Co., Ltd.
CCB Trust Co., Ltd.
Wealth Strategy Holding Limited
Easy Benefit Investment Limited
Easy Best Investment Limited
Wealth Strategy Group Limited
Mr. Hung Ka Kung
Dr. Hai Yan
Eugene Health Limited
Dr. Yuchen Jiao
Genetron Alliance Holdings Limited
Mr. Evan Ce Xu
Dr. Yun-Fu Hu
Ms. Fengling Zhang
(Names of Persons Filing Statement)
Ordinary Shares, par value $0.00002 per share*
American Depositary Shares, each representing fifteen (15) Ordinary Share
(Title of Class of Securities)
37186H100**
(CUSIP Number)
Genetron Holdings Limited
1-2/F, Building 11, Zone 1
No. 8 Life Science Parkway
Changping District, Beijing, 102206
People’s Republic of China
+86 10 5090-7500

Mr. Sizhen Wang
FHP Holdings Limited
SUPER SAIL, LLC
Genetron Discovery Holdings Limited
1-2/F, Building 11, Zone 1
No. 8 Life Science Parkway Changping District, Beijing, 102206
People’s Republic of China
(86) 10 5090-7500

Dr. Hai Yan
Eugene Health Limited
Dr. Yuchen Jiao
Genetron Alliance Holdings Limited
Mr. Evan Ce Xu
Dr. Yun-Fu Hu
Ms. Fengling Zhang
1-2/F, Building 11, Zone 1,
No. 8 Life Science Parkway, Changping District, Beijing, 102206
People’s Republic of China
(86) 10 5090-7500

Tianjin Kangyue Business Management Partnership (Limited Partnership)
CICC Kangrui (No.1) Ningbo Equity Investment Fund Partnership (Limited Partnership)
CICC Healthcare Investment Fund, L.P.
c/o 25th Floor and 26th Floor, China World Tower B, No. 1 Jian Guo Men Wai Avenue
Beijing 100004, People’s Republic of China
86 (10) 6505 1166
Surrich International Company Limited Suite 1901-2, 19/F, Shui On Centre 6-8 Harbour Road, Wanchai Hong Kong SAR (852) 28611161
Wuxi Huihongyingkang Investment Partnership (Limited Partnership)
Wuxi Huizhisheng Enterprise Management Partnership (Limited Partnership)
18/F, Xinxi Port, No .5 Zhihui Road, Huishan District, Wuxi
Jiangsu Province 214174
People’s Republic of China
(86) 15251531315

CCB (Beijing) Investment Fund Management Co., Ltd.
CCB Trust Co., Ltd.
10/F, Building 4, ChangAn XingRong Centre
No. 1, Naoshikou Street
Xicheng District, Beijing 100031
People’s Republic of China
(86) 10 8314 2483

Wealth Strategy Holding Limited
Easy Benefit Investment Limited
Easy Best Investment Limited
Wealth Strategy Group Limited
Mr. Hung Ka Kung
86/F, International Commerce Centre, 1 Austin Road West, Kowloon,
Hong Kong
(+852) 3651-7155

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
With copies to:
Li He, Esq. Xuelin (Steve) Wang, Esq. Davis Polk & Wardwell LLP 18/F, The Hong Kong Club Building 3A Chater Road, Central Hong Kong, People’s Republic of China +852 2533 3300	Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jianguomenwai Avenue Chaoyang District Beijing 100004 People’s Republic of China +86 10 6535 5500	Benjamin Su, Esq. Daying Zhang, Esq. Latham & Watkins LLP 18th Floor, One Exchange Square 8 Connaught Place, Central Hong Kong +852 2912-2500

This statement is filed in connection with (check the appropriate box):
a   ☐   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b   ☐   The filing of a registration statement under the Securities Act of 1933.
c   ☐   A tender offer
d   ☒   None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on schedule 13e-3. Any representation to the contrary is a criminal offense.

*
Not for trading, but only in connection with the listing on the Nasdaq Global Market of the American depositary shares

**
This CUSIP applies to the American depositary shares, each representing fifteen Ordinary Shares

i

INTRODUCTION
This Amendment No. 1 to Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Genetron Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the ordinary shares, par value US$0.00002 per share (each, a “Share,” and collectively, the “Shares”), including Shares represented by American depositary shares (each, an “ADS,” and collectively, the “ADSs”), each representing fifteen (15) Shares that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) New Genetron Holding Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”); (c) Genetron New Co Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”); (d) Mr. Sizhen Wang, the chief executive officer and chairman of the board of directors of the Company (“Mr. Wang”); (e) FHP Holdings Limited, a company incorporated under the laws of the British Virgin Islands (“FHP Holdings”); (f) SUPER SAIL, LLC, a limited liability company incorporated under the laws of Delaware, United States of America (“Super Sail”); (g) Genetron Discovery Holdings Limited, a company incorporated under the laws of the British Virgin Islands (“Genetron Discovery”); (h) Tianjin Kangyue Business Management Partnership (Limited Partnership), a partnership established in the People’s Republic of China (“Tianjin Kangyue”); (i) CICC Kangrui (No.1) Ningbo Equity Investment Fund Partnership (Limited Partnership), a partnership established in the People’s Republic of China (“CICC Kangrui”); (j) CICC Healthcare Investment Fund, L.P., an entity incorporated in the Cayman Islands (“CICC Healthcare Investment,” together with Tianjin Kangyue, CICC Kangrui, collectively, “CICC”); (k) Surrich International Company Limited, a company incorporated under the laws of the Hong Kong SAR, the People’s Republic of China (“Wuxi Capital”); (l) Wuxi Huihongyingkang Investment Partnership (Limited Partnership), a limited partnership organized under the laws of the People’s Republic of China (“Wuxi Huihongyingkang”); (m) Wuxi Huizhisheng Enterprise Management Partnership (Limited Partnership), a limited partnership organized under the laws of the People’s Republic of China (“Wuxi Huizhisheng,” together with Wuxi Huihongyingkang, “Wuxi Huishan Capital”); (n) CCB (Beijing) Investment Fund Management Co., Ltd., a limited liability company incorporated under the laws of the People’s Republic of China (“CCB Investment”); (o) CCB Trust Co., Ltd., a limited liability company incorporated under the laws of the People’s Republic of China (“CCB Trust”, together with CCB Investment, “CCB”); (p) Wealth Strategy Holding Limited, a company incorporated under the laws of the Hong Kong SAR, the People’s Republic of China (“Wealth Strategy Holding”); (q) Easy Best Investment Limited, a company incorporated under the laws of the British Virgin Islands (“Easy Best”); (r) Easy Benefit Investment Limited, a company incorporated under the laws of the British Virgin Islands (“Easy Benefit”, together with Easy Best, collectively, “WSG Entities”); (s) Wealth Strategy Group Limited, a company incorporated under the laws of the British Virgin Islands (“Wealth Strategy Group”, together with Wealth Strategy Holding, collectively, “Wealth Strategy”); (t) Mr. Hung Ka Kung, the controlling shareholder and a director of Wealth Strategy Group (“Mr. Kung”); (u) Dr. Hai Yan, the chief scientific officer and a director of the Company (“Dr. Yan”); (v) Dr. Yuchen Jiao, the chief technology officer of the Company (“Dr. Jiao”); (w) Eugene Health Limited, a company incorporated under the laws of the British Virgin Islands (“Eugene Health”); (x) Genetron Alliance Holdings Limited, a company incorporated under the laws of the British Virgin Islands (“Gentron Alliance”); (y) Mr. Evan Ce Xu, the chief financial officer (“Mr. Xu”); (z) Dr. Yun-Fu Hu, the chief medical officer of the Company (“Dr. Hu”); and (aa) Ms. Fengling Zhang, the vice president of the Company (“Ms. Zhang”).
Throughout this Transaction Statement, (a) Mr. Wang, Parent, Merger Sub, CICC, Wuxi Capital, Wuxi Huishan Capital, CCB, Wealth Strategy and Mr. Kung are collectively referred to as the “Buyer Group,” (b) (x) Mr. Wang, Tianjin Kangyue and CICC Healthcare Investment, (y) FHP Holdings, Dr. Yan, Genetron Voyage Holdings Limited, Genetron United Holdings Limited, Eugene Health, IN Healthcare Limited, Easy Benefit, Tianjin Yuanjufu Business Management Partnership (Limited Partnership), Easy Best, Tianjin Genetron Jun’an Business Management Partnership (Limited Partnership), Tianjin Genetron Juncheng Business Management Partnership (Limited Partnership), Genetron Alliance, Genetron Discovery, Vivo Capital Fund IX, L.P., Alexandria Venture Investments, LLC, Tianjin Tianshu Xingfu Corporation Management L.P., Eminence Legend Consultancy (HK) Limited, Ke Li, Xiao Yu Lu, Zuo Xiang, Peng Pamela Yan, Hong Chen, Jiayin Zhang, Genetron Health (Hong Kong) Company Limited, Super Sail,

Wei-Wu He, Huiying Memorial Foundation, WEALTH FAITH INVESTMENT LTD., Qijing Li, Xiao Fan Wang, Jing Zhu, Kensington Trust Singapore Limited ato IS&P (First Names Singapore) Retirement Fund — FN45, Kevin Ying Hong and EVER PRECISE INVESTMENTS LIMITED (collectively, the “Other Rollover Shareholders”) are collectively referred to herein as the “Rollover Shareholders,” (c) Dr. Yan, Dr. Jiao, Mr. Xu, Dr. Hu and Ms. Zhang are collectively referred to herein as the “Management Filing Persons,” and (d) FHP Holdings, Super Sail, Genetron Discovery, Genetron Alliance and Eugene Health are collectively referred to herein as the “Management Holding Entities.” The Buyer Group, WSG Entities, Management Filing Persons and Management Holding Entities are collectively referred to herein as the “Participants.”
On October 11, 2023, Parent, Merger Sub and the Company entered into an agreement and plan of merger (the “Merger Agreement”) providing for the merger of Merger Sub with and into the Company, with the Company continuing as the surviving company after the merger as a wholly owned subsidiary of Parent (the “Merger”).
Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (i) each Share issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist, in consideration and exchange for the right to receive US$0.272 in cash per Share without interest and net of any applicable withholding taxes (the “Per Share Merger Consideration”), (ii) each ADS issued and outstanding immediately prior to the Effective Time, other than ADSs representing the Excluded Shares, if any, will represent the right to receive US$4.08 in cash per ADS, without interest and net of any applicable withholding taxes (already adjusted to reflect the change to the ADS ratio, the “Per ADS Merger Consideration”), except for (x) (a) 277,149,985 Shares (including Share represented by ADSs) held by the Rollover Shareholders as of October 11, 2023 (collectively, the “Rollover Shares”), which will be cancelled and cease to exist without payment of consideration as contemplated by and in accordance with the rollover and support agreement entered into between Parent and each of the Rollover Shareholders (the “Support Agreement”), (b) Shares (including Shares represented by ADSs) held by Parent, Merger Sub and any of their respective affiliates, (c) Shares (including Shares represented by ADSs) held by the Company or any subsidiary of the Company or held in the Company’s treasury, and (d) 9,912,500 Shares (including Shares represented by ADSs) recorded under the name of the Bank of New York Mellon as a member in the register of members of the Company and reserved for issuance and allocation pursuant to 2019 Genetron Health Share Incentive Plan and 2019 Genetron Health Share Incentive Scheme (collectively, the “Company Share Plans”), in each case for (b), (c) and (d), issued and outstanding immediately prior to the Effective Time, which will be cancelled and cease to exist at the Effective Time without payment of any consideration or distribution therefor; and (y) Shares (the “Dissenting Shares”) that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders who have validly exercised and have not effectively withdrawn or lost their rights to dissent from the Merger, or dissenter rights, pursuant to Section 238 of the Companies Act (As Revised) of the Cayman Islands (the “Cayman Islands Companies Act”), which will be cancelled and cease to exist in exchange for the right to receive the payment of fair value of such Shares in accordance with Section 238 of the Cayman Islands Companies Act. The ADS holders will pay any applicable taxes, stamp duty and other government charges due to or incurred by The Bank of New York Mellon, (the “ADS Depositary”), in connection with the distribution of the Per ADS Merger Consideration and the cancellation of the ADSs surrendered, including the Depositary’s ADS cancellation fee of US$0.05 per ADS pursuant to the terms of the deposit agreement dated as of June 18, 2020 by and among the Company, the ADS Depositary, and the holders and beneficial owners of ADSs issued thereunder.
In addition to the foregoing, (i) each holder of an option (each, a “Company Option”) to purchase Shares granted under the Company Share Plans that remains outstanding at the Effective Time (whether vested or unvested), will be assumed by Parent and converted into an employee incentive award of Parent, on terms and conditions reasonably determined by Parent that comply with the Company Share Plans and the award agreement(s) with respect to such Company Option; (ii) each holder of a Company restricted share unit (each, a “Company RSU”) granted under the Company Share Plans that remains outstanding at the Effective Time (whether vested or unvested), will be assumed by Parent and converted into an employee incentive award of Parent, on terms and conditions reasonably determined by Parent that comply with the Company Share Plans and the award agreement(s) with respect to such Company RSU; and (iii) each holder of a Company restricted share (each, a “Company Restricted Share”) granted under the Company Share Plans that remains outstanding at the Effective Time (whether vested or unvested), will be assumed by Parent and converted into an employee incentive award of Parent, on terms and conditions reasonably determined by Parent that comply with the Company Share Plans and the award agreement(s) with respect to such Company Restricted Share.
Notwithstanding the foregoing, each independent director of the Company that holds Company Options and/or Company Restricted Shares, whether vested or unvested, that are cancelled at the Effective Time will, in exchange therefor, be paid by the surviving company or one of its subsidiaries, as soon as practicable after the Effective Time pursuant to the Company’s ordinary payroll practices (but in any event no later than thirty days after the Effective Time), a cash amount (without interest and net of any applicable withholding taxes) determined as follows: (a) in the case of Company Options, an amount of cash equal to (i) the excess, if any, of (x) the Per Share Merger Consideration over (y) the applicable exercise price, multiplied by (ii) the number of Shares underlying such Company Options, and (b) in the case of Company Restricted Shares, an amount of cash equal to (i) the excess, if any, of (a) the Per Share Merger Consideration over (b) the applicable exercise price, multiplied by (ii) the number of Shares underlying such Company Restricted Shares.
The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining the requisite approval of the shareholders of the Company. The Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands in connection with the Merger (the “Plan of Merger”) and the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger (collectively, the “Transactions”), must be authorized and approved by a special resolution (as defined in the Cayman Islands Companies Act) of the Company passed by an affirmative vote of holders of Shares representing at least two-thirds of the votes cast by such holders as, being entitled to do so, present and voting in person or by proxy as a single class at the extraordinary general meeting or any adjournment or postponement thereof. Pursuant to the Support Agreement, the Rollover Shareholders have agreed to vote all of the Rollover Shares and any other Shares or equity securities of the Company acquired, whether beneficially or of record, by such Rollover Shareholders after the date thereof and prior to the Effective Time in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, which, as of the date hereof, collectively represent approximately 59.7% of the voting power of the total issued and outstanding Shares (excluding for the purpose of this calculation, the Shares they may acquire through the exercise of Company share incentive awards within 60 days of the date hereof). Accordingly, based on       Shares expected to be issued and outstanding on       , the record date for voting Shares at the extraordinary general meeting (the “Share Record Date”)       Shares owned by the shareholders (including ADS holders) of the Company other than the Rollover Shares as of the Share Record Date must be voted in favor of the execution of the Merger Agreement and the Plan of Merger, and the consummation of the Transactions in order to satisfy the requirement of the affirmative vote of at least two-thirds of the votes cast by such holders as, being entitled to do so, present and voting in person or by proxy as a single class at the extraordinary general meeting of the Company’s shareholders in accordance with Section 233(6) of the Cayman Islands Companies Act and the memorandum and articles of association of the Company, assuming all shareholders of the Company will be present and voting in person or by proxy at the extraordinary general meeting and the Rollover Shareholders will vote all Rollover Shares and newly acquired Shares in favor of such special resolutions. To the knowledge of the Company, the Rollover Shareholders and certain other shareholders of the Company affiliated to the Rollover Shareholders own more than       Shares that are not Rollover Shares, and they may vote those Shares in favor of the execution of the Merger Agreement and the Plan of Merger, and the consummation of the Transactions. Therefore, there is a high likelihood that the execution of the Merger Agreement, the Plan of Merger and the consummation of the Transactions will be approved in the EGM.
The Company will make available to its shareholders a proxy statement (the “Proxy Statement,” a preliminary copy of which is attached as Exhibit (a)-(1) to this Transaction Statement), relating to the extraordinary general meeting of the Company’s shareholders, at which the Company’s shareholders will consider and vote upon, among other proposals, a proposal to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.
The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the

Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto.
All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has supplied any information with respect to any other Filing Person.
Item 1   Summary Term Sheet
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•
“SUMMARY TERM SHEET”

•
“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

Item 2   Subject Company Information
(a)
Name and Address.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“SUMMARY TERM SHEET — The Parties Involved in the Merger”

(b)
Securities.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“THE EXTRAORDINARY GENERAL MEETING — Record Date; Shares and ADSs Entitled to Vote”

•
“THE EXTRAORDINARY GENERAL MEETING — Procedures for Voting”

•
“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY”

(c)
Trading Market and Price.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“MARKET PRICE OF THE COMPANY’S ADSS, DIVIDENDS AND OTHER MATTERS”

(d)
Dividends.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“MARKET PRICE OF THE COMPANY’S ADSS, DIVIDENDS AND OTHER MATTERS”

(e)
Prior Public Offerings.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“TRANSACTIONS IN THE SHARES AND ADSS — Prior Public Offerings”

(f)
Prior Stock Purchases.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“TRANSACTIONS IN THE SHARES AND ADSS”

Item 3   Identity and Background of Filing Persons
(a)
Name and Address.   Genetron Holdings Limited is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — The Parties Involved in the Merger”

•
“ANNEX E — DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON”

(b)
Business and Background of Entities.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — The Parties Involved in the Merger”

•
“ANNEX E — DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON”

(c)
Business and Background of Natural Persons.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — The Parties Involved in the Merger”

•
“ANNEX E — DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON”

Item 4   Terms of the Transaction
(a)-(1)
Material Terms — Tender Offers.   Not applicable.

(a)-(2)
Material Terms — Merger or Similar Transactions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET”

•
“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

•
“SPECIAL FACTORS — Background of the Merger”

•
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“SPECIAL FACTORS — Purposes of and Reasons for the Merger”

•
“SPECIAL FACTORS — Support Agreement”

•
“SPECIAL FACTORS — Limited Guarantee”

•
“SPECIAL FACTORS — Interim Investor Agreement”

•
“SPECIAL FACTORS — Financing of the Merger — Equity Financing”

•
“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•
“SPECIAL FACTORS — U.S. Federal Income Tax Consequences”

•
“SPECIAL FACTORS — Cayman Islands Tax Consequences”

•
“THE EXTRAORDINARY GENERAL MEETING”

•
“THE MERGER AGREEMENT”

•
“ANNEX A — AGREEMENT AND PLAN OF MERGER”

•
“ANNEX B — PLAN OF MERGER”

(c)
Different Terms.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•
“THE EXTRAORDINARY GENERAL MEETING — Proposals to be Considered at the Extraordinary General Meeting”

•
“THE MERGER AGREEMENT”

•
“ANNEX A — AGREEMENT AND PLAN OF MERGER”

•
“ANNEX B — PLAN OF MERGER”

(d)
Appraisal Rights.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

•
“DISSENTERS’ RIGHTS”

•
“ANNEX D — CAYMAN ISLANDS COMPANIES ACT CAP. 22 (LAW 3 OF 1961, AS CONSOLIDATED AND REVISED) — SECTION 238”

(e)
Provisions for Unaffiliated Security Holders.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS”

(f)
Eligibility of Listing or Trading.   Not applicable.

Item 5   Past Contracts, Transactions, Negotiations and Agreements
(a)
Transactions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•
“SPECIAL FACTORS — Related Party Transactions”

•
“TRANSACTIONS IN THE SHARES AND ADSS”

(b)
Significant Corporate Events.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SPECIAL FACTORS — Background of the Merger”

•
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“SPECIAL FACTORS — Purposes of and Reasons for the Merger”

•
“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•
“THE MERGER AGREEMENT”

•
“ANNEX A — AGREEMENT AND PLAN OF MERGER”

•
“ANNEX B — PLAN OF MERGER”

(c)
Negotiations or Contacts.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET”

•
“SPECIAL FACTORS — Background of the Merger”

•
“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•
“THE MERGER AGREEMENT”

•
“ANNEX A — AGREEMENT AND PLAN OF MERGER”

•
“ANNEX B — PLAN OF MERGER”

(e)
Agreements Involving the Subject Company’s Securities.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — Financing of the Merger”

•
“SUMMARY TERM SHEET — Plans for the Company after the Merger”

•
“SUMMARY TERM SHEET — Support Agreement”

•
“SPECIAL FACTORS — Background of the Merger”

•
“SPECIAL FACTORS — Financing of the Merger”

•
“SPECIAL FACTORS — Plans for the Company after the Merger”

•
“SPECIAL FACTORS — Support Agreement”

•
“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•
“SPECIAL FACTORS — Voting by the Rollover Shareholders at the Extraordinary General Meeting”

•
“THE MERGER AGREEMENT”

•
“TRANSACTIONS IN THE SHARES AND ADSS”

•
“ANNEX A — AGREEMENT AND PLAN OF MERGER”

•
“ANNEX B — PLAN OF MERGER”

Item 6   Purposes of the Transaction and Plans or Proposals
(b)
Use of Securities Acquired.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET”

•
“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

•
“SPECIAL FACTORS — Purposes of and Reasons for the Merger”

•
“SPECIAL FACTORS — Effects of the Merger on the Company”

•
“THE MERGER AGREEMENT”

•
“ANNEX A — AGREEMENT AND PLAN OF MERGER”

•
“ANNEX B — PLAN OF MERGER”

(c)(1)-(8)
Plans.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — The Merger”

•
“SUMMARY TERM SHEET — Purposes and Effects of the Merger”

•
“SUMMARY TERM SHEET — Plans for the Company after the Merger”

•
“SUMMARY TERM SHEET — Financing of the Merger”

•
“SUMMARY TERM SHEET — Interests of the Company’s Executive Officers and Directors in the Merger”

•
“SPECIAL FACTORS — Background of the Merger”

•
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“SPECIAL FACTORS — Purposes of and Reasons for the Merger”

•
“SPECIAL FACTORS — Effects of the Merger on the Company”

•
“SPECIAL FACTORS — Plans for the Company after the Merger”

•
“SPECIAL FACTORS — Financing of the Merger”

•
“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•
“THE MERGER AGREEMENT”

•
“ANNEX A — AGREEMENT AND PLAN OF MERGER”

•
“ANNEX B — PLAN OF MERGER”

Item 7   Purposes, Alternatives, Reasons and Effects
(a)
Purposes.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — Purposes and Effects of the Merger”

•
“SUMMARY TERM SHEET — Plans for the Company after the Merger”

•
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“SPECIAL FACTORS — Purposes of and Reasons for the Merger”

(b)
Alternatives.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SPECIAL FACTORS — Background of the Merger”

•
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“SPECIAL FACTORS — Position of the Participants as to the Fairness of the Merger”

•
“SPECIAL FACTORS — Purposes of and Reasons for the Merger”

•
“SPECIAL FACTORS — Alternatives to the Merger”

•
“SPECIAL FACTORS — Effects on the Company if the Merger Is Not Completed”

(c)
Reasons.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — Purposes and Effects of the Merger”

•
“SPECIAL FACTORS — Background of the Merger”

•
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“SPECIAL FACTORS — Position of the Participants as to the Fairness of the Merger”

•
“SPECIAL FACTORS — Purposes of and Reasons for the Merger”

•
“SPECIAL FACTORS — Alternatives to the Merger”

•
“SPECIAL FACTORS — Effects of the Merger on the Company”

(d)
Effects.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — Purposes and Effects of the Merger”

•
“SPECIAL FACTORS — Background of the Merger”

•
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“SPECIAL FACTORS — Effects of the Merger on the Company”

•
“SPECIAL FACTORS — Plans for the Company after the Merger”

•
“SPECIAL FACTORS — Effects on the Company if the Merger Is Not Completed”

•
“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•
“SPECIAL FACTORS — U.S. Federal Income Tax Consequences”

•
“SPECIAL FACTORS — Cayman Islands Tax Consequences”

•
“THE MERGER AGREEMENT”

•
“ANNEX A — AGREEMENT AND PLAN OF MERGER”

•
“ANNEX B — PLAN OF MERGER”

Item 8   Fairness of the Transaction
(a)-(b)
Fairness; Factors Considered in Determining Fairness.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — Position of the Participants as to the Fairness of the Merger”

•
“SUMMARY TERM SHEET — Opinion of the Special Committee’s Financial Advisor”

•
“SUMMARY TERM SHEET — Interests of the Company’s Executive Officers and Directors in the Merger”

•
“SPECIAL FACTORS — Background of the Merger”

•
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“SPECIAL FACTORS — Position of the Participants as to the Fairness of the Merger”

•
“SPECIAL FACTORS — Opinion of the Special Committee’s Financial Advisor”

•
“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•
“ANNEX C — OPINION OF KROLL, LLC”

(c)
Approval of Security Holders.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

•
“THE EXTRAORDINARY GENERAL MEETING — Vote Required”

(d)
Unaffiliated Representative.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SPECIAL FACTORS — Background of the Merger”

•
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“SPECIAL FACTORS — Opinion of the Special Committee’s Financial Advisor”

•
“ANNEX C — OPINION OF KROLL, LLC”

(e)
Approval of Directors.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

•
“SPECIAL FACTORS — Background of the Merger”

•
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

(f)
Other Offers.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SPECIAL FACTORS — Background of the Merger”

•
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

Item 9   Reports, Opinions, Appraisals and Negotiations
(a)
Report, Opinion or Appraisal.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — Opinion of the Special Committee’s Financial Advisor”

•
“SPECIAL FACTORS — Background of the Merger”

•
“SPECIAL FACTORS — Opinion of the Special Committee’s Financial Advisor”

•
“ANNEX C — OPINION OF KROLL, LLC”

(b)
Preparer and Summary of the Report, Opinion or Appraisal.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SPECIAL FACTORS — Background of the Merger”

•
“SPECIAL FACTORS — Opinion of the Special Committee’s Financial Advisor”

•
“ANNEX C — OPINION OF KROLL, LLC”

(c)
Availability of Documents.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“WHERE YOU CAN FIND MORE INFORMATION”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares or his, her or its representative who has been so designated in writing.
Item 10   Source and Amount of Funds or Other Consideration
(a)
Source of Funds.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — Financing of the Merger”

•
“SPECIAL FACTORS — Financing of the Merger”

•
“THE MERGER AGREEMENT”

•
“ANNEX A — AGREEMENT AND PLAN OF MERGER”

•
“ANNEX B — PLAN OF MERGER”

(b)
Conditions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — Financing of the Merger”

•
“SPECIAL FACTORS — Financing of the Merger”

(c)
Expenses.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“SPECIAL FACTORS — Fees and Expenses”

(d)
Borrowed Funds.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“SUMMARY TERM SHEET — Financing of the Merger”

•
“SPECIAL FACTORS — Financing of the Merger”

•
“THE MERGER AGREEMENT — Financing”

Item 11   Interest in Securities of the Subject Company
(a)
Securities Ownership.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — Interests of the Company’s Executive Officers and Directors in the Merger”

•
“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•
“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY”

(b)
Securities Transactions.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“TRANSACTIONS IN THE SHARES AND ADSS”

Item 12   The Solicitation or Recommendation
(d)
Intent to Tender or Vote in a Going-Private Transaction.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — Interests of the Company’s Executive Officers and Directors in the Merger”

•
“SUMMARY TERM SHEET — Support Agreement”

•
“SPECIAL FACTORS — Support Agreement”

•
“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

•
“SPECIAL FACTORS — Voting by the Rollover Shareholders at the Extraordinary General Meeting”

•
“THE EXTRAORDINARY GENERAL MEETING — Vote Required”

•
“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY”

(e)
Recommendations of Others.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — Position of the Participants as to the Fairness of the Merger”

•
“SUMMARY TERM SHEET — Support Agreement”

•
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“SPECIAL FACTORS — Position of the Buyer Group as to the Fairness of the Merger”

•
“SPECIAL FACTORS — Support Agreement”

•
“THE EXTRAORDINARY GENERAL MEETING — The Board’s Recommendation”

Item 13   Financial Statements
(a)
Financial Information.   The audited financial statements of the Company for the two years ended December 31, 2021 and 2022 are incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2022, originally filed on May 12, 2023 (see page F-1 and following pages).

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•
“FINANCIAL INFORMATION”

•
“WHERE YOU CAN FIND MORE INFORMATION”

(b)
Pro Forma Information.   Not applicable.

Item 14   Persons/Assets, Retained, Employed, Compensated or Used
(a)
Solicitation or Recommendations.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“THE EXTRAORDINARY GENERAL MEETING — Solicitation of Proxies”

(b)
Employees and Corporate Assets.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — The Parties Involved in the Merger”

•
“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•
“ANNEX E — DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON”

Item 15   Additional Information
(c)
Other Material Information.   The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16   Exhibits
(a)-(1)	Preliminary Proxy Statement of the Company dated .
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.
(a)-(3)	Form of Proxy Card and ADS Voting Instruction Card, incorporated herein by reference to Annex F to the Proxy Statement.
(a)-(4)*	Press Release issued by the Company, dated October 11, 2023, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on October 11, 2023.
(c)-(1)	Opinion of Kroll, LLC, dated October 11, 2023, incorporated herein by reference to Annex C to the Proxy Statement.
(c)-(2)*	Discussion Materials prepared by Kroll, LLC for discussion with the special committee of the board of directors of the Company, dated October 11, 2023.
(d)-(1)	Agreement and Plan of Merger, dated as of October 11, 2023, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.
(d)-(2)*
Support Agreement, dated as of October 11, 2023, by and among the Rollover Shareholders and Parent, incorporated herein by reference to Exhibit C to the Schedule 13D filed by Mr. Sizhen Wang with the SEC on October 20, 2023.

(d)-(3)*
Equity Commitment Letter, dated October 11, 2023, by and between Parent and Tianjin Kangyue Business Management Partnership (Limited Partnership), incorporated herein by reference to Exhibit 5 to the Schedule 13D filed by Tianjin Kangyue Business Management Partnership (Limited Partnership) with the SEC on October 20, 2023.

(d)-(4)*
Equity Commitment Letter, dated October 11, 2023, by and between Parent and CICC Healthcare Investment Fund, L.P., incorporated herein by reference to Exhibit 6 to the Schedule 13D filed by Tianjin Kangyue Business Management Partnership (Limited Partnership) with the SEC on October 20, 2023.

(d)-(5)*	Equity Commitment Letter, dated October 11, 2023, by and between Parent and Surrich International Company Limited.

(d)-(6)*	Equity Commitment Letter, dated October 11, 2023, by and between Parent and Wuxi Huihongyingkang Investment Partnership (Limited Partnership).
(d)-(7)*	Equity Commitment Letter, dated October 11, 2023, by and between Parent and CCB (Beijing) Investment Fund Management Co., Ltd.
(d)-(8)*	Equity Commitment Letter, dated October 11, 2023, by and between Parent and Wealth Strategy Holding Limited.
(d)-(9)*
Limited Guarantee, dated as of October 11, 2023, issued and delivered by Tianjin Kangyue Business Management Partnership (Limited Partnership), incorporated herein by reference to Exhibit 7 to the Schedule 13D filed by Tianjin Kangyue Business Management Partnership (Limited Partnership) with the SEC on October 20, 2023.

(d)-(10)*
Limited Guarantee, dated as of October 11, 2023, issued and delivered by CICC Healthcare Investment Fund, L.P., incorporated herein by reference to Exhibit 8 to the Schedule 13D filed by Tianjin Kangyue Business Management Partnership (Limited Partnership) with the SEC on October 20, 2023.

(d)-(11)*	Limited Guarantee, dated as of October 11, 2023, by and between the Company and Surrich International Company Limited.
(d)-(12)*	Limited Guarantee, dated as of October 11, 2023, by and between Genetron Health (Beijing) Co., Ltd. and Wuxi Huihongyingkang Investment Partnership (Limited Partnership).
(d)-(13)*	Limited Guarantee, dated as of October 11, 2023, by and between Genetron Health (Beijing) Co., Ltd. and CCB (Beijing) Investment Fund Management Co., Ltd.
(d)-(14)*	Limited Guarantee, dated as of October 11, 2023, by and between the Company and Wealth Strategy Holding Limited.
(d)-(15)*
Interim Investor Agreement, dated October 11, 2023, by and among Mr. Sizhen Wang, Tianjin Kangyue Business Management Partnership (Limited Partnership), CICC Healthcare Investment Fund, L.P., Surrich International Company Limited, Wuxi Huihongyingkang Investment Partnership (Limited Partnership), CCB (Beijing) Investment Fund Management Co., Ltd., Wealth Strategy Holding Limited, Parent and Merger Sub, incorporated herein by reference to Exhibit D to the Schedule 13D filed by Mr. Sizhen Wang with the SEC on October 20, 2023.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.
(f)-(2)	Section 238 of the Cayman Islands Companies Act, incorporated herein by reference to Annex D to the Proxy Statement.
(g)	Not applicable.
107*	Calculation of Filing Fee Tables

*
Previously filed

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 5, 2024
Genetron Holdings Limited
By:
/s/ Wing Kee (Kelvin) Lau

Name:
Wing Kee (Kelvin) Lau

Title:
Chairman of the Special Committee

[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 5, 2024
Sizhen Wang
By:
/s/ Sizhen Wang

New Genetron Holding Limited
By:
/s/ Sizhen Wang

Name: Sizhen Wang
Title:   Director
Genetron New Co Limited
By:
/s/ Sizhen Wang

Name: Sizhen Wang
Title:   Director
FHP Holdings Limited
By:
/s/ Sizhen Wang

Name: Sizhen Wang
Title:   Director
SUPER SAIL, LLC
By:
/s/ Sizhen Wang

Name: Sizhen Wang
Title:   Director
Genetron Discovery Holdings Limited
By:
/s/ Sizhen Wang

Name: Sizhen Wang
Title:   Director
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 5, 2024
Tianjin Kangyue Business Management Partnership (Limited Partnership)
By:
CICC Kangzhi (Ningbo) Equity Investment Management Co., Ltd., its general partner

By:
/seal/ CICC Kangzhi (Ningbo) Equity Investment Management Co., Ltd.

/s/ Xia Wu

Name: Xia Wu
Title:
Director

CICC Kangrui (No.1) Ningbo Equity Investment Fund Partnership (Limited Partnership)
By:
CICC Kangzhi (Ningbo) Equity Investment Management Co., Ltd., its general partner

By:
/seal/ CICC Kangzhi (Ningbo) Equity Investment Management Co., Ltd.

/s/ Xia Wu

Name: Xia Wu
Title:
Director

CICC Healthcare Investment Fund, L.P.,
acting through its general partner, CICC Healthcare Investment Management Limited
By:
/s/ Xia Wu

Name: Xia Wu
Title:
Director of CICC Healthcare Investment Management Limited

[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 5, 2024
Surrich International Company Limited
By:
/s/ PENG Yanbao

Name: PENG Yanbao
Title:   Director
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 5, 2024
Wuxi Huihongyingkang Investment Partnership (Limited Partnership)
/seal/ Wuxi Huihongyingkang Investment Partnership (Limited Partnership)
By:
/s/ Chunlei Zhang

Name: Chunlei Zhang
Title:   Authorized Signatory
Wuxi Huizhisheng Enterprise Management Partnership (Limited Partnership)
/seal/ Wuxi Huizhisheng Enterprise Management Partnership (Limited Partnership)
By:
/s/ Yi Zhou

Name: Yi Zhou
Title:   Authorized Signatory
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 5, 2024
CCB (Beijing) Investment Fund Management Co., Ltd.
/seal/ CCB (Beijing) Investment Fund Management Co., Ltd.
By:
/s/ Yeqiang Wang

Name: Yeqiang Wang
Title:   Legal Representative
CCB Trust Co., Ltd.
/seal/ CCB Trust Co., Ltd.
By:
/s/ Baokui Wang

Name: Baokui Wang
Title:   Legal Representative
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 5, 2024
Wealth Strategy Holding Limited
By:
/s/ Kung Hung Ka

Name: Kung Hung Ka
Title:   Director
Easy Benefit Investment Limited
By:
/s/ Kung Hung Ka

Name: Kung Hung Ka
Title:   Director
Easy Best Investment Limited
By:
/s/ Kung Hung Ka

Name: Kung Hung Ka
Title:   Director
Wealth Strategy Group Limited
By:
/s/ Kung Hung Ka

Name: Kung Hung Ka
Title:   Director
Hung Ka Kung
By:
/s/ Kung Hung Ka

[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 5, 2024
Hai Yan
By:
/s/ Hai Yan

[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 5, 2024
Eugene Health Limited
By:
/s/ Yuchen Jiao

Name: Yuchen Jiao
Title:   Director
Yuchen Jiao
By:
/s/ Yuchen Jiao

[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 5, 2024
Genetron Alliance Holdings Limited
By:
/s/ Sizhen Wang

Name: Sizhen Wang
Title:   Director
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 5, 2024
Evan Ce Xu
By:
/s/ Evan Ce Xu

[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 5, 2024
Yun-Fu Hu
By:
/s/ Yun-Fu Hu

[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 5, 2024
Fengling Zhang
By:
/s/ Fengling Zhang

[Signature Page to Schedule 13E-3 Transaction Statement]